Filed Pursuant to Rule 433
Registration No. 333-247995
August 18, 2021
ENSTAR GROUP LIMITED
Pricing Term Sheet
$500,000,000 3.100% Senior Notes due 2031

This term sheet should be read together with Enstar Group Limited’s preliminary prospectus supplement dated August 16, 2021 to the prospectus dated August 17, 2020.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Enstar Group Limited
Anticipated Ratings: (S&P / Fitch)*:	BBB- / BBB-
Title of Securities:	3.100% Senior Notes due 2031
Security Type:	SEC Registered
Trade Date:	August 18, 2021
Settlement Date**:	August 24, 2021 (T+4)
Final Maturity Date:	The “Final Maturity Date” means (1) September 1, 2031 (the “Scheduled Maturity Date”), if, on the Scheduled Maturity Date, the BMA Redemption Requirements (as defined below) are satisfied, or (2) otherwise, following the Scheduled Maturity Date, the earlier of (a) the date falling ten business days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a Winding-Up of the Issuer occurs.
Interest Payment Dates:	September 1 and March 1 of each year, beginning on March 1, 2022
Day Count Convention:	30 / 360
Principal Amount:	$500,000,000
Benchmark Treasury:	UST 1.250% due August 15, 2031
Benchmark Treasury Price / Yield:	99 - 26 / 1.270%
Spread to Benchmark Treasury:	+ 185 bps
Yield to Maturity:	3.120%
Coupon:	3.100%
Public Offering Price:	99.829% of the principal amount
Net Proceeds before Expenses:	$495,895,000

Redemption Provisions:
At any time prior to March 1, 2031 (the date that is six months prior to the Scheduled Maturity Date), the Issuer may redeem the Notes, at its option (subject to the BMA Redemption Requirements), in whole or in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining principal amount and scheduled payments of interest on the Notes to be redeemed (excluding interest accrued to the redemption date and assuming that the Notes mature on March 1, 2031) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

On or after March 1, 2031 (the date that is six months prior to the Scheduled Maturity Date), the Issuer may redeem the Notes, at its option (subject to the BMA Redemption Requirements), in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option (subject to the BMA Redemption Requirements), in whole but not in part, following the occurrence of a Tax Event (as defined in the preliminary prospectus supplement) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

See “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Conditions to Redemption and Repayment; Replacement Capital Covenant:
Notwithstanding anything to the contrary set forth herein, (i) prior to March 31, 2025, the Notes may be redeemed only with BMA Approval, and (ii) the Notes may not be redeemed at any time or repaid prior to the Final Maturity Date if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption or repayment of such Notes, unless, in the case of each of clauses (i) and (ii), the Issuer or a subsidiary of the Issuer replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules, provided that if under Applicable Supervisory Regulations no such consent is required at the time in order for the Notes to qualify, or continue to qualify, as applicable, as Tier 3 Capital of the Issuer or the Insurance Group, clause (i) shall not apply (collectively, the “BMA Redemption Requirements”).

If, at any time in the six months prior to the Scheduled Maturity Date, the Issuer does not (or would not after giving effect to the repayment of the Notes) satisfy the BMA Redemption Requirements, the Issuer will become subject to a “Replacement Capital Obligation.” Under the Replacement Capital Obligation, the Issuer would be required to promptly begin using Commercially Reasonable Efforts, subject to the occurrence of a Market Disruption Event, to raise a sufficient amount of proceeds to repay the Notes from issuance of new capital instruments (other than common equity or common equity-linked instruments) having equal or better capital treatment as the Notes under the Group Rules (in each case, subject to the terms and conditions described in the preliminary prospectus supplement). If the Replacement Capital Obligation is satisfied, or the BMA Redemption Requirements are satisfied through other means prior to the Scheduled Maturity Date, then the Scheduled Maturity Date will be the Final Maturity Date. Failure to use Commercially Reasonable Efforts to satisfy a Replacement Capital Obligation will not constitute a default or an event of default under the indenture or give rise to a right of acceleration of payment of the Notes or any similar remedy under the terms of the indenture or the Notes, but would constitute a breach of covenant under the indenture for which the sole remedy would be a suit to enforce specific performance of such covenant (subject to the provisions of the indenture described in the preliminary prospectus supplement).

Repayment of the Notes on the Scheduled Maturity Date is obligatory if the BMA Redemption Requirements are satisfied; further, the Replacement Capital Obligation will not apply if the Issuer remains in compliance with the BMA Redemption Requirements during the period beginning six months prior to the Scheduled Maturity Date.

See “Description of the Notes—Conditions to Redemption and Repayment” and “Description of the Notes—Maturity” in the preliminary prospectus supplement.

CUSIP / ISIN:	29359U AC3 / US29359UAC36
Joint Book-Running Managers:
Wells Fargo Securities, LLC
Barclays Capital Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
nabSecurities, LLC
BMO Capital Markets Corp.
Scotia Capital (USA) Inc.
J.P. Morgan Securities LLC
Truist Securities, Inc.

Senior Co-Manager:	Commonwealth Bank of Australia
Co-Managers:	Commerz Markets LLC NatWest Markets Securities Inc. SG Americas Securities, LLC SMB Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made to investors on or about August 24, 2021, which will be the fourth business day following the date of pricing of the Notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement and should consult with their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (or by emailing wfscustomerservice@wellsfargo.com), (ii) Barclays Capital Inc. toll-free at 1-888-603-5847 or (iii) HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.
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